January 29, 2013

Provident Mutual Funds, Inc.
N16 W23217 Stone Ridge Drive, Suite 310
Waukesha, WI 53188

     RE:  Provident Trust Strategy Fund

Ladies and Gentlemen:

     We have acted as your counsel in connection with the preparation of Post-Effective Amendment No. 39 to the Company’s registration statement on Form N-1A (the “Registration Statement”) relating to the sale by you of up to three hundred million (300,000,000) shares of common stock (the “Shares”) of the Provident Trust Strategy Fund (the “Fund”), a series of Provident Mutual Funds, Inc. (the “Company”), in the manner set forth in the Registration Statement.

     In connection with this opinion, we have examined:  (a) the Registration Statement (and the Fund’s prospectus included therein), (b) the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, (c) certain resolutions of the Company’s Board of Directors, and (d) such other proceedings, documents and records we have deemed necessary to render this opinion.

     Based upon the foregoing, we are of the opinion that the Shares, once sold as contemplated in the Registration Statement, will be validly issued, fully paid and non-assessable.

     We consent to the use of this opinion as an exhibit to the Registration Statement.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

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